Mail Stop 4561

February 20, 2006

By U.S. Mail and facsimile to (313) 390-0500.

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

> **Re:** **Ford Motor Credit Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-06368**

Dear Mr. Kent:

We have reviewed your response filed with the Commission on December 15, 2006 and your supplemental correspondence filed on January 12, 2007, January 17, 2007 and February 13, 2007. We have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

1. In your response dated February 13, 2007, you indicate that your intent at acquisition is to hold retail receivables for the foreseeable future or until maturity. However, based on funding needs, you may sell an individual receivable in an off-balance sheet securitization transaction or whole-loan sale, but you have represented that you do not know at the time of acquisition which retail

receivables may ultimately be sold in an off-balance sheet securitization. As we previously discussed, in order to classify an individual retail receivable as held for investment at origination, we believe you must be able to assert that it is probable that you will hold the retail receivable for the foreseeable future or until maturity. Please tell us the following additional information:

- Please tell us how you define probable for this purpose.

- Based on the statistics provided in your letter, please tell us whether you believe you can assert at origination that it is probable that each individual retail loan will be held for the foreseeable future or maturity.

2. We note your response letter dated December 15, 2006 defines the "foreseeable" future as a point in time subsequent to the date of the receivable purchase when a specific funding need is identified and appropriate market conditions exist that permit the consideration, structuring and authorization of a transaction that will provide for specific receivables to be included in a securitization transaction. Based on your definition, it appears that each individual retail receivable is analyzed differently in terms of the assessment of whether you have the intent and ability to hold it for the foreseeable future. We believe that the "foreseeable" future should be consistent for all homogenous loans and should generally be consistent with your budgeting and forecasting practices. As a result, we believe you need to revise your definition of "foreseeable" future and assess the impact of this change on your original conclusions regarding your intent and ability, at origination, to hold the individual retail loans for the foreseeable future.

3. We note our discussion on January 23, 2007 where you indicated that one of the factors you consider in determining whether to do an on-balance sheet transaction versus an off-balance sheet transaction is your desire to keep several different funding channels open in order to provide further liquidity. As a result, it appears that you intend to do a certain minimum amount of off-balance sheet transactions each period. If true, please tell us how you have factored this into your analysis and conclusion that it is probable that you will hold each individual retail receivable for the foreseeable future or maturity at origination.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please provide us with

Kenneth R. Kent
Ford Motor Credit Company
February 20, 2007
Page 3

your proposed disclosures. Please understand that we may have additional comments
after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at
(202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief